NiSource Inc.
Exhibit 12
Ratio of Earnings to Fixed Charges
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines (a).

	Year ended December 31,
	2005	2004	2003	2002	2001
Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing Operations (b)	$428,257,156	$671,474,376	$664,707,185	$635,204,364	$368,134,100
Fixed Charges	448,892,699	433,867,845	494,982,336	569,710,830	663,508,449
Amortization of capitalized interest (c)	—	—	—	—	—
Distributed income of equity investees	3,384,404	3,793,299	2,908,900	2,884,035	3,077,193
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	—	—	—	—	—
Deduct:
Interest capitalized (c)	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries (d)	6,463,063	6,833,674	6,980,690	10,513,144	13,981,866
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(11,546)	(22,187)	2,544,375	20,355,000	20,393,000

	$874,082,742	$1,102,324,033	$1,153,073,356	$1,176,931,085	$1,000,344,876

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$385,598,925	$349,174,481	$403,595,874	$426,801,324	$438,229,953
Other interest	21,060,806	35,509,327	44,636,175	70,950,052	139,332,645
Capitalized interest during period (c)	—	—	—	—	—
Amortization of premium, reacquisition premium, discount and expense on debt, net	17,547,706	21,571,279	18,944,887	20,984,140	20,509,675
Interest portion of rent expense	18,233,745	20,801,271	18,280,335	20,107,170	31,061,310
Minority Interest	(11,546)	(22,187)	2,544,375	20,355,000	20,393,000

	$442,429,636	$427,034,171	$488,001,646	$559,197,686	$649,526,583

Plus preferred stock dividends:
Preferred dividend requirements of subsidiary	$4,233,611	$4,380,513	$4,502,884	$6,782,448	$7,473,412
Preferred dividend requirements factor	0.66	0.64	0.65	0.65	0.53

Preference security dividend requirements of consolidated subsidiaries (d)	6,463,063	6,833,674	6,980,690	10,513,144	13,981,866
Fixed charges	442,429,636	427,034,171	488,001,646	559,197,686	649,526,583

	$448,892,699	$433,867,845	$494,982,336	$569,710,830	$663,508,449

Ratio of earnings to fixed charges	1.95	2.54	2.33	2.07	1.51

(a)	Income Statement amounts have been adjusted for discontinued operations.

(b)	Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.

(c)	NiSource is a public utility following SFAS 71 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.

(d)	Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.